

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Group Secretariat

16th October 2002



02055584

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

02 OCT 29 AM 10: 47

Dear Sirs

Mandarin Oriental International Limited ("MOIL")
Directors' Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority (the "UKLA"), the UKLA has today been notified on behalf of MOIL, of which Mr Sydney S W Leong is a Director, of the following Director's share transaction in Jardine Matheson Holdings Limited ("JMH"), the holding company of MOIL, resulting from the scrip election in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Consideration Per Unit (US$)
Sydney S W Leong	Scrip Dividend of JMH	16/10/2002	+6,124	5.77

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
NOV 2 1 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

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